Filed pursuant to Rule 424(b)(3)

Registration No.: 333-240984

PROSPECTUS SUPPLEMENT

MIDATECH PHARMA PLC

9,888,640 Ordinary Shares Representing 1,977,728 American Depositary Shares

This prospectus supplement (the “Prospectus Supplement”) amends and supplements our prospectus contained in our Post-Effective Amendment No. 2 to our Registration Statement on Form F-1, effective as of April 29, 2022 (the “Prospectus”), related to the resale by the selling shareholders identified in the Prospectus of up to an aggregate of 9,888,640 of our ordinary shares, nominal value 0.1p per share (the “Ordinary Shares”), represented by 1,977,728 American Depositary Shares (the “Depositary Shares”).

This Prospectus Supplement is being filed in order to incorporate into and include in the Prospectus the information set forth in our Form 6-K/A filed with the Securities and Exchange Commission on October 4, 2022, which is attached hereto. This Prospectus Supplement should be read in conjunction with the Prospectus and is qualified by reference to the Prospectus except to the extent that the information in this Prospectus Supplement supersedes the information contained therein.

Our Depositary Shares are listed on the NASDAQ Capital Market under the symbol “MTP.” The last reported closing price of Depositary Shares on the NASDAQ Capital Market on October 3, 2022 was $1.94.

Our Ordinary Shares are admitted for trading on AIM, a market operated by the London Stock Exchange plc (“AIM”) under the listing code “MTPH.” The last reported closing price of our Ordinary Shares on AIM on October 3, 2022 was £0.765.

Investing in our securities involves risks. See “Risk Factors” beginning on page 12 of the Prospectus and in the documents incorporated by reference in the Prospectus for a discussion of the factors you should carefully consider before deciding to purchase these securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

______________________________

The date of this Prospectus Supplement is October 4, 2022.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of October 2022

Commission File Number 001-37652

Midatech Pharma PLC

(Translation of registrant’s name into English)

1 Caspian Point,

Caspian Way

Cardiff, CF10 4DQ, United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒           Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

This Report on Form 6-K, including Exhibit 99.1, is hereby incorporated by reference into the Company’s Registration Statement on Form F-3 (File No. 333-233901).

EXPLANATORY NOTE

This Amendment No. 1 to the Report on Form 6-K for the month of September 2022, originally filed with the U.S. Securities and Exchange Commission on September 14, 2022 (the “Form 6-K”), is being filed solely for the purposes of updating Exhibit 99.1 to include iXBRL tagging information.

Other than as expressly set forth above, this Form 6-K/A does not, and does not purport to, amend, update or restate the information in any other item of the Form 6-K, or reflect any events that have occurred after the Form 6-K was originally filed.

SUBMITTED HEREWITH

Attached to the Registrant’s Form 6-K filing for the month of October 2022, and incorporated by reference herein, is:

Exhibit No.	Description

99.1	Press Release, dated September 14, 2022 entitled “Interim results for the six months ended 30 June 2022

101.INS	XBRL Instance Document - the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document.

101.SCH	INLINE XBRL Taxonomy Extension Schema Document.

101.DEF	INLINE XBRL Taxonomy Extension Calculation Linkbase Document.

101.CAL	INLINE XBRL Taxonomy Extension Definition Linkbase Document.

101.LAB	INLINE XBRL Taxonomy Extension Label Linkbase Document.

101.PRE	INLINE XBRL Taxonomy Extension Presentation Linkbase Document.

104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Midatech Pharma PLC

Date: October 4, 2022	By:	/s/ Stephen Stamp
Stephen Stamp Chief Executive Officer and Chief Financial Officer

Exhibit 99.1

14 September 2022

Midatech Pharma Plc

(“Midatech” or the “Company”)

Interim results for the six months ended 30 June 2022

Midatech Pharma Plc (AIM: MTPH; NASDAQ: MTP), a drug delivery technology company focused on improving the bio-delivery and biodistribution of medicines, announces its unaudited interim results for the six months ended 30 June 2022 which will also be made available on the Company’s website at www.midatechpharma.com.

OPERATIONAL HIGHLIGHTS

The Company announced the following in the six months ended 30 June 2022:

Q-Sphera

•	In January, an extension of its R&D collaboration with Janssen Pharmaceutica NV (Janssen) to focus on maximising drug loading and optimising in vitro duration of release for an undisclosed Janssen experimental molecule;

•	In March, another R&D collaboration with Janssen on a second large molecule, also focused on maximising drug loading and optimising in vitro duration of release;

MTX110

•	In June, granting by the FDA of Fast Track Designation for MTX110 in the treatment of recurrent glioblastoma (rGBM); and

•	Also in June, granting of Orphan Medicine Designation for MTX110 for the treatment of glioma by the European Medicines Agency.

FINANCIAL HIGHLIGHTS

•	Total revenue for 1H22 was £0.47m (1H21: £0.40m). Total revenue represents income from R&D collaborations;
•	Research and development costs in 1H22 increased by 20% to £2.41m (1H21: £2.01m) as a result of increased costs associated with MTX110 as the Company prepares for its Phase I study in rGBM;
•	Administrative expenses increased by 12% in 1H22 to £1.85m (1H21: £1.66m) primarily due to increased legal and professional expenses;
•	Net cash used in operating activities (after changes in working capital) in 1H22 was £3.54m, compared with £3.11m in 1H21.
•	The Company’s cash balance at 30 June 2022 was £6.42m.

For more information, please contact:

Midatech Pharma Plc

Stephen Stamp, CEO, CFO

Tel: +44 (0)29 2048 0180

www.midatechpharma.com

Strand Hanson Limited (Nominated and Financial Adviser)

James Dance / Matthew Chandler / Rob Patrick

Tel: +44 (0)20 7409 3494

Turner Pope Investments (TPI) Limited (Joint Broker)

Andrew Thacker / James Pope (Corporate Broking)

Tel: +44(0)20 3657 0050

IFC Advisory Limited (Financial PR and UK Investor Relations)

Tim Metcalfe / Graham Herring

Tel: +44 (0)20 3934 6630

Email: midatech@investor-focus.co.uk

Edison Group (US Investor Relations)

Alyssa Factor

Tel: +1 (860) 573 9637

Email: afactor@edisongroup.com

About Midatech Pharma Plc

Midatech Pharma Plc (dual listed on LSE AIM: MTPH; and NASDAQ: MTP) is a drug delivery technology company focused on improving the bio-delivery and biodistribution of medicines. The Company combines approved and development medications with its proprietary and innovative drug delivery technologies to provide compelling products that have the potential to powerfully impact the lives of patients.

The Company has developed three in-house technology platforms, each with its own unique mechanism to improve delivery of medications to sites of disease. All of the Company’s technologies have successfully entered human use in the clinic, providing important validation of the potential for each platform:

•	Q-Sphera™ platform: a disruptive micro-technology used for sustained release to prolong and control the release of therapeutics over an extended period of time (from weeks to months).

•	MidaSolve™ platform: an innovative nanotechnology used to dissolve insoluble drugs so that they can be administered in liquid form directly and locally into tumours.

•	MidaCore™ platform: a leading-edge nanotechnology used for targeting medications to sites of disease.

The platform nature of the technologies offers the potential to develop multiple drug assets rather than being reliant on a limited number of programmes. Midatech’s technologies are supported by 37 patent families including 120 granted patents and an additional 70 patent applications. Midatech's headquarters and R&D facility is in Cardiff, UK. For more information please visit www.midatechpharma.com

Forward-Looking Statements

Certain statements in this press release may constitute "forward-looking statements" within the meaning of legislation in the United Kingdom and/or United States Private Securities Litigation Reform Act. All statements contained in this press release that do not relate to matters of historical fact should be considered forward-looking statements.

Reference should be made to those documents that Midatech shall file from time to time or announcements that may be made by Midatech in accordance with the London Stock Exchange’s AIM Rules for Companies (AIM Rules), the Disclosure and Transparency Rules (DTRs) and the rules and regulations promulgated by the US Securities and Exchange Commission, which contains and identifies other important factors that could cause actual results to differ materially from those contained in any projections or forward-looking statements. These forward-looking statements speak only as of the date of this announcement. All subsequent written and oral forward-looking statements by or concerning Midatech are expressly qualified in their entirety by the cautionary statements above. Except as may be required under the AIM Rules or the DTRs or by relevant law in the United Kingdom or the United States, Midatech does not undertake any obligation to publicly update or revise any forward-looking statements because of new information, future events or otherwise arising.

CHIEF EXECUTIVE’S REVIEW

In the first half of 2022 we focused on two things: building on our Q-protein discovery work in 2021 and preparing MTX110 for a Phase I study in rGBM. We have also expanded our business development efforts through outreach and partnering conferences.

Q-Sphera pipeline

The Company’s Q-Sphera technology employs proprietary 3-D printing techniques to encapsulate drugs in polymer-based bioresorbable microspheres which may be injected to form depots in the body which release drugs over predictable, sustained periods from one week to several months. Progress of the Q-Sphera pipeline in 1H22 includes:

Proteins (incl mAb) formulation

There are no approved long-acting injectable formulations of biologic products such as mAbs or other high molecular weight proteins primarily because they are delicate and easily de-natured in manufacture. In 2021 we demonstrated the successful encapsulation of an exemplar monoclonal antibody (mAb) and most importantly, preservation of its functional and structural integrity and antigen binding in vitro.

In 1H22, we continued to expand and develop our in-house capabilities around the encapsulation of high molecular weight proteins. We are developing methods for the successful encapsulation of bispecific T cell engager molecules (BiTEs) and Antibody Drug Conjugates (ADCs), both of which have shown utility in oncology settings.

MTX213 and MTX223

In 1H22, we signed R&D collaboration agreements with Janssen to focus on maximising drug loading and optimising in vitro duration of release for two large molecules nominated by Janssen. Thus far, we have completed the first work package and are currently engaged on the second.

We believe there are opportunities to leverage the Company’s Q-Sphera technology through the targeted, intratumoral delivery of metabolic modulating agents in combination with standard-of-care treatments. Such an approach could delay (or help to overcome) resistance to standard-of-care treatment and increase patient survival. Targeted, intratumoral delivery could also improve efficacy and lower systemic side effects. The Company’s experiments in intratumoral delivery, while promising, are at an early stage and will require more time, effort and cost before validation. The Company has recently filed a patent designed to protect its early findings.

MTX110

MTX110, a novel formulation of panobinostat administered through convection enhanced delivery, is in clinical development for intractable brain cancers including Diffuse Intrinsic Pontine Glioma (DIPG) and Glioblastoma (GBM).

Building on the in vivo data that were presented at the 2020 annual meeting of The Society of Neuro-Oncology which demonstrated the efficacy of MTX110 against two GBM cell lines in an ectopic tumour model and subsequent in vitro data which demonstrated the potency, at therapeutic concentrations, of MTX110 against a further four patient-derived GBM cell lines we began planning a Phase I pilot study in recurrent GBM patients. All preparations for the study are complete and we expect to enrol the first patient at the beginning of the fourth quarter 2022 at the Preston Robert Tisch Brain Tumor Center, Duke University. GBM is the most common and devastating primary malignant brain tumour in adults encompassing 14.3% of all primary brain and central nervous system neoplasms(1). With an incidence of approximately 3.2 per 100,000 population in the USA, approximately 12,300 people in the USA are diagnosed with GBM per annum(2).

The ongoing second Phase I study in DIPG at Columbia University is in the process of recruiting the last of 10 patients.

Funding

The Company had £6.42 million cash in hand as at 30 June 2022. Consistent with previous announcements, the Company has sufficient cash resources to fund operations into the first quarter of 2023. The Board is actively considering options for extending the Group’s cash runway.

Outlook

Overall, we are pleased with the progress we have made in the first half of 2022. We are particularly excited about the impending start of our first study in GBM using the same drug and delivery system that demonstrated encouraging results in the first Phase I study in DIPG.

Sources:

1.	(1) Low JT, Ostrom QT, Cioffi G, Neff C, Waite KA, Kruchko C, Barnholtz-Sloan JS. Primary brain and other central nervous system tumors in the United States (2014-2018): A summary of the CBTRUS statistical report for clinicians. Neurooncol Pract. 2022 Feb 22;9(3):165-182. doi: 10.1093/nop/npac015. PMID: 35601966; PMCID: PMC9113389.
2.	(2) Stupp R, Taillibert S, Kanner AA, et al. Maintenance Therapy With Tumor-Treating Fields Plus Temozolomide vs Temozolomide Alone for Glioblastoma: A Randomized Clinical Trial. JAMA : the journal of the American Medical Association. 2015;314(23):2535-2543.

FINANCIAL REVIEW

The unaudited results for the six months ended 30 June 2022 are discussed below:

Key performance indicators:

	1H 2022		1H 2021

Total gross revenue(1)	£0.47	m	£0.40	m
Customer revenue (2)	£0.47	m	£0.40	m
R&D costs	£2.41	m	£2.01	m
R&D as % of operating costs	57%		55%
Loss from operations	£3.78	m	£3.23	m
Net cash outflow for the period	£3.63	m	£3.34	m

(1) Total revenue represents income from R&D collaborations plus grant revenue.
(2) Customer revenue represents collaboration income only.

Midatech’s KPIs focus on the key areas of operating results, R&D spend and cash management. These measures provide information on the core R&D operations. Additional financial and non-financial KPIs may be adopted in due course.

Revenues

Total revenue for the six months to 30 June 2022 was £0.47m compared to £0.40m in the first six months of 2021, an increase of 17%. Revenue in 1H22 and 1H21 was entirely comprised of income from R&D collaborations with Janssen. There was no grant income in 2022 or 2021.

Research and Development

R&D costs in 1H22 increased by £0.40m or 20% to £2.41m compared with £2.01m in 1H21. The percentage of R&D costs as a percentage of operating costs also increased in the period to 57% from 55%. R&D costs in 1H22 reflected increases in MTX110 clinical costs of £0.2m as the company prepares for its Phase 1 clinical trial and an increase in staff costs of £0.4m as the company increases its in-house capabilities. This was offset by a reduction of £0.1m in R&D expense on pre-clinical programs and patent costs as the Group rationalised its patent portfolio.

Administrative Costs

Administrative expenses in 1H22 increased by 12% to £1.85m from £1.66m. Administrative costs in 1H22 reflected an increase in legal and professional fees of £0.1m and travel costs of £0.1m as a result of the lifting of Covid-19 restrictions and resumption of in-person conferences.

Finance Income and Expense

Finance income during the period included a gain in respect of an equity settled derivative financial liability of £0.4m in addition to interest earned on cash deposits. There was no interest income in the prior period.

Finance expense in the period related to lease liabilities. In the prior period this included a loss in respect of an equity settled derivative financial liability of £0.1m.

Cash Flows

Cash outflows from operating activities in 1H22 were £3.54m compared to £3.11m in 1H21 driven by a net loss of £3.06m (1H21: £3.15m) and after negative working capital of £0.05m (1H21: negative £0.05m) and other negative non-cash items totalling £0.43m (1H21: positive £0.09m).

Net cash used in investing activities in 1H22 of £0.02m (1H21: £0.15m) included purchases of property, plant and equipment of £0.03m.

Net cash used in financing activities in 1H22 was £0.08m (1H21: £0.08m) reflecting principally the payments on lease liabilities in 2022. In 1H21 the Group repaid the final Spanish government loan of £0.1m which was offset by the proceeds from the exercise of warrants of £0.08m.

Overall, cash decreased by £3.63m in 1H22 compared to a decrease of £3.34m in 1H21. This resulted in a cash balance at 30 June 2022 of £6.42m compared with £4.20m at 30 June 2021 and £10.06m at 31 December 2021.

Going concern

Midatech has experienced net losses and significant cash outflows from cash used in operating activities over the past years as it has developed its portfolio. As at 30 June 2022 the Group had total equity of £7.49m (£10.45m at 31 December 2021), it incurred a net loss after tax for the six months to 30 June 2022 of £3.06m (1H20: £3.15m) and used cash in operating activities of £3.54m (1H21: £3.12m) for the same period. As at 30 June 2022, the Company had cash and cash equivalents of £6.42m.

The Group’s future viability is dependent on its ability to raise cash from financing activities to finance its development plans until commercialisation, generate cash from operating activities and to successfully obtain regulatory approval to allow marketing of its development products. The Group’s failure to raise capital as and when needed could have a negative impact on its financial condition and ability to pursue its business strategies

The Directors have prepared cash flow forecasts and considered the cash flow requirement for the Company for the next three years including the period 12 months from the date of approval of this interim financial information. These forecasts show that further financing will be required during the first quarter of 2023 assuming, inter alia, that certain development programmes and other operating activities continue as currently planned. This requirement for additional financing in the short term represents a material uncertainty that may cast doubt upon the Group and Parent Company’s ability to continue as a going concern.

The Directors are currently evaluating a number of near-term funding options potentially available to the Group, including fundraising and the partnering of assets and technologies of the Company. After considering the uncertainties, the Directors consider it is appropriate to continue to adopt the going concern basis in preparing these financial statements.

Stephen Stamp

Chief Executive Officer and Chief Financial Officer

Consolidated Statements of Comprehensive Income

For the year six month period ended 30 June

	Note	2022 unaudited £’000		2021 unaudited £’000
Revenue		468		401
Other income		16		31
Research and development costs		(2,413)		(2,010)
Administrative costs		(1,849)		(1,656)
Loss from operations		(3,778)		(3,234)
Finance income	2	404		-
Finance expense	2	(24)		(156)
Loss before tax		(3,398)		(3,390)
Taxation	3	337		236
Loss for the period attributable to the owners of the parent		(3,061)		(3,154)
Other comprehensive income:
Items that will or may be reclassified subsequently to profit or loss:
Total other comprehensive gain net of tax		-		-
Total comprehensive loss attributable to the owners of the parent		(3,061)		(3,154)
Loss per share
Basic and diluted loss per ordinary share - pence	4	(3	)p	(5	)p

The accompanying notes form part of these financial statements

Distribution costs, sales and marketing are immaterial in 2022 and 2021 and have been included within administrative costs.

Consolidated Statements of Financial Position

	Note	As at 30 June 2022 unaudited £’000	As at 31 December 2021 £’000
Assets
Non-current assets
Property, plant and equipment		993	1,152
Total Non-Current Assets		993	1,152
Current assets
Trade and other receivables		1,243	1,034
Taxation		1,023	670
Cash and cash equivalents		6,423	10,057
Total Current Assets		8,689	11,761
Total assets		9,682	12,913
Liabilities
Non-current liabilities
Borrowings	5	546	620
Total Non-Current Liabilities		546	620
Current liabilities
Trade and other payables		1,280	1,092
Borrowings	5	167	146
Provisions	6	43	50
Derivative financial liability	7	155	553
Total current Liabilities		1,645	1,841
Total liabilities		2,191	2,461
Issued capital and reserves attributable to owners of the parent
Share capital	8	1,098	1,098
Share premium		83,434	83,434
Merger reserve		53,003	53,003
Warrant reserve		720	720
Accumulated deficit		(130,764)	(127,803)
Total equity		7,491	10,452
Total equity and liabilities		9,682	12,913

The accompanying notes form part of these financial statements

Consolidated Statements of Cash Flows

For the six month period ended 30 June

	Note	2022 unaudited £’000	2021 unaudited £’000
Cash flows from operating activities
Loss for the period		(3,061)	(3,154)
Adjustments for:
Depreciation of property, plant and equipment		96	117
Depreciation of right of use asset		86	62
(Profit)/Loss on disposal of fixed assets		2	(42)
Finance income	2	(404)	-
Finance expense	2	24	156
Share-based payment expense/(credit)		100	37
Taxation	3	(337)	(236)
Foreign exchange (gains)/losses		-	(3)
Cash flows from operating activities before changes in working capital		(3,494)	(3,063)
Increase in trade and other receivables		(224)	(859)
Increase in trade and other payables		187	814
Decrease in provisions		(8)	-
Cash used in operations		(3,539)	(3,108)
Taxes payments		-	-
Net cash used in operating activities		(3,539)	(3,108)

Consolidated Statements of Cash Flows (continued)

For the six month period ended 30 June

	Note	2022 unaudited £’000	2021 unaudited £’000
Investing activities
Purchases of property, plant and equipment		(33)	(189)
Proceeds from disposal of fixed assets		9	42
Interest received		7	-
Net cash used in investing activities		(17)	(147)
Financing activities
Interest paid		(5)	(11)
Amounts paid on lease liabilities		(73)	(47)
Repayment of Government loan		-	(104)
Share issues including warrants, net of costs	8	-	81
Net cash used in financing activities		(78)	(81)
Net decrease in cash and cash equivalents		(3,634)	(3,336)
Cash and cash equivalents at beginning of period		10,057	7,546
Exchange (losses)/gains on cash and cash equivalents		-	(6)
Cash and cash equivalents at end of period		6,423	4,204

The accompanying notes form part of these financial statements

Consolidated Statements of Changes in Equity (unaudited)

	Share capital £’000	Share premium £’000	Merger reserve £’000	Warrant reserve £’000	Foreign exchange reserve £’000	Accumulated deficit £’000	Total equity £’000
At 1 January 2022	1,098	83,434	53,003	720	-	(127,803)	10,452
Loss for the period	-	-	-	-	-	(3,061)	(3,061)
Total comprehensive loss	-	-	-	-	-	(3,061)	(3,061)
Transactions with owners:
Exercise of warrants on 22 March 2022	-	-	-	-	-	-	-
Shares issued on 3 May 2022	-		-	-	-	-	-
Share-based payment charge	-	-	-	-	-	100	100
Total contribution by and distributions to owners	-		-	-	-	100	100
At 30 June 2022	1,098	83,434	53,003	720	-	(130,764)	7,491

	Share capital £’000	Share premium £’000	Merger reserve £’000	Warrant reserve £’000	Foreign exchange reserve £’000	Accumulated deficit £’000	Total equity £’000
At 1 January 2021	1,063	74,364	53,003	720	-	(122,432)	6,718
Loss for the period	-	-	-	-	-	(3,154)	(3,154)
Total comprehensive loss	-	-	-	-	-	(3,154)	(3,154)
Transactions with owners:
Exercise of warrants on 16 February 2021	-	161	-	-	-	-	161
Costs associated with share issue on 16 February 2021	-	(10)	-	-	-	-	(10)
Share-based payment charge	-	-	-	-	-	37	37
Total contribution by and distributions to owners	-	151	-	-	-	37	188
At 30 June 2021	1,063	74,515	53,003	720	-	(125,549)	3,752

The accompanying notes form part of these financial statements

Notes Forming Part of The Consolidated Unaudited Interim Financial Information

For the six month period ended 30 June 2022

1.	Basis of preparation

The unaudited interim consolidated financial information for the six months ended 30 June 2022 has been prepared following the recognition and measurement principles of the International Financial Reporting Standards, International Accounting Standards and Interpretations (collectively IFRS) issued by the International Accounting Standards Board (IASB), and as adopted by the UK and in accordance with International Accounting Standard 34 Interim Financial Reporting (‘IAS 34’). The interim consolidated financial information does not include all the information and disclosures required in the annual financial information and should be read in conjunction with the audited financial statements for the year ended 31 December 2021.

The condensed interim financial information contained in this interim statement does not constitute statutory financial statements as defined by section 434(3) of the Companies Act 2006. The condensed interim financial information has not been audited. The comparative financial information for the six months ended 30 June 2021 and the year ended 31 December 2021 in this interim financial information does not constitute statutory accounts for that year. The statutory accounts for 31 December 2021 have been delivered to the UK Registrar of Companies. The auditor’s report on those accounts was unqualified and did not contain a statement under section 498(2) or 498(3) of the Companies Act 2006. The auditor’s report did draw attention to a material uncertainty related to going concern and the requirement, as of the date of the report, for additional funding to be raised by the Company by the first quarter of 2023.

Midatech Pharma’s annual reports may be downloaded from the Company’s website at https://www.midatechpharma.com/investors/financial-reports-accounts or a copy may be obtained from 1 Caspian Point, Caspian Way, Cardiff CF10 4DQ.

Going Concern

Midatech has experienced net losses and significant cash outflows from cash used in operating activities over the past years as it has developed its portfolio. As at 30 June 2022 the Group had total equity of £7.49m (£10.45m at 31 December 2021), it incurred a net loss after tax for the six months to 30 June 2022 of £3.06m (1H 21: £3.15m) and used cash in operating activities of £3.54m (1H21: £3.11m) for the same period. As at 30 June 2022, the Company had cash and cash equivalents of £6.42m .

The Group’s future viability is dependent on its ability to raise cash from financing activities to finance its development plans until commercialisation, generate cash from operating activities and to successfully obtain regulatory approval to allow marketing of its development products. The group’s failure to raise capital as and when needed could have a negative impact on its financial condition and ability to pursue its business strategies.

The Directors have prepared cash flow forecasts and considered the cash flow requirement for the Company for the next three years including the period 12 months from the date of approval of this interim financial information. These forecasts show that further financing will be required during the first quarter of 2023 assuming, inter alia, that certain developments programs and other operating activities continue as currently planned. This requirement for additional financing in the short term represents a material uncertainty that may cast doubt upon the Group and Parent Company’s ability to continue as a going concern.

The Directors are evaluating a number of near-term funding options potentially available to the Group, including fundraising and the partnering of assets and technologies of the Company. After considering the uncertainties, the Directors consider it is appropriate to continue to adopt the going concern basis in preparing these financial statements.

2.	Finance income and expense

	Six months ended 30 June 2022 unaudited £’000	Six months ended 30 June 2021 unaudited £’000
Finance income
Interest received on bank deposits	6	-
Gain on equity settled derivative financial liability	398	-
Total finance income	404	-

The gain on the equity settled derivative financial liability in 2022 arose as a result of the reduction in the Midatech share price.

	Six months ended 30 June 2022 unaudited £’000	Six months ended 30 June 2021 unaudited £’000
Finance expense
Interest expense on lease liabilities	24	13
Other loans	-	9
Loss on equity settled derivative financial liability	-	134
Total finance expense	24	156

The loss on the equity settled derivative financial liability in 2021 arose as a result of the increase in the Midatech share price.

3.	Taxation

Income tax is recognised or provided at amounts expected to be recovered or to be paid using the tax rates and tax laws that have been enacted or substantively enacted at the Group Statement of Financial Position date. Research and development tax credits are recognised on an accruals basis and are included as an income tax credit under current assets. The research and development tax credit recognised is based on management’s estimate of the expected tax claim for the period and is recorded within taxation under the Small and Medium-sized Enterprise Scheme.

	Six months ended 30 June 2022 unaudited £’000	Six months ended 30 June 2021 unaudited £’000
Income tax credit	337	236

4.	Loss per share

Basic loss per share amounts are calculated by dividing the net loss for the period from continuing operations, attributable to ordinary equity holders of the parent company, by the weighted average number of ordinary shares outstanding during the period. As the Group made a loss for the period the diluted loss per share is equal to the basic loss per share.

	Six months ended 30 June 2022 unaudited £’000		Six months ended 30 June 2021 unaudited £’000
Numerator
Loss used in basic EPS and diluted EPS:	(3,061)		(3,154)
Denominator
Weighted average number of ordinary shares used in basic and diluted EPS:	98,476,551		63,296,377
Basic and diluted loss per share:	(3	)p	(5	)p

The Group has made a loss in the current and previous years presented, and therefore the options and warrants are anti-dilutive. As a result, diluted earnings per share is presented on the same basis for all periods shown.

5.	Borrowings

	As at 30 June 2022 unaudited £’000	As at 31 December 2021 £’000
Current
Lease liabilities	167	146
Total	167	146
Non-current
Lease liabilities	546	620
Total	546	620

Book values approximate to fair value at 30 June 2022 and 31 December 2021.

Obligations under finance leases are secured by a fixed charge over the fixed assets to which they relate.

6.	Provision

	As at 30 June 2022 unaudited £’000	As at 31 December 2021 £’000
Opening provision at 1 January	50	50
Provision released during the period	(7)	-
	43	50

The provision relates to the ‘making good’ clause on the Cardiff office which was vacated during the fourth quarter of 2021. Management reached agreement with the landlord; this was settled in July 2022. The provision as at 31 December 2021 was managements best estimate.

7.	Derivative financial liability – current

	As at 30 June 2022 unaudited £’000	As at 31 December 2021 £’000
At 1 January	553	1,559
Transfer to share premium on exercise of warrants	-	(70)
Gain recognised in finance income within the consolidated statement of comprehensive income	(398)	(936)
	155	553

Equity settled derivative financial liability is a liability that is not to be settled for cash.

On 16 February 2021 306,815 pre-existing warrants were exercised at $0.41. The gross proceeds received by the company was $126,561. The fair value of the warrants on the date of exercise was £70,339.

May 2020 warrants

In May 2020 the Company issued 9,545,456 warrants in the ordinary share capital of the Company as part of a registered direct offering in the US. The number of ordinary shares to be issued when exercised is fixed, however the exercise price is denominated in US Dollars being different to the functional currency of the Company. Therefore, the warrants are classified as equity settled derivative financial liabilities recognised at fair value through the profit and loss account (‘FVTPL’). The financial liability is valued using the Monte Carlo model. Financial liabilities at FVTPL are stated at fair value, with any gains or losses arising on re-measurement recognised in profit or loss. The net gain or loss recognised in profit or loss incorporates any interest paid on the financial liability and is included in the ‘finance income’ or ‘finance expense’ lines item in the income statement. A key input in the valuation of the instrument is the Company share price. Exercise price per ADR is $2.05 and $2.0625.

October 2019 warrants

In October 2019 the Company issued 3,150,000 warrants in the ordinary share capital of the Company as part of a registered direct offering in the US. The number of ordinary shares to be issued when exercised is fixed, however the exercise price is denominated in US Dollars. The warrants are classified equity settled derivative financial liabilities and accounted for in the same way as those issued in May 2020. The financial liability is valued using the Monte Carlo model. The exercise price per ADR is $6.25.

DARA warrants and share options

The Group also assumed fully vested warrants and share options on the acquisition of DARA Biosciences, Inc. (which took place in 2015). The number of ordinary shares to be issued when exercised is fixed, however the exercise prices are denominated in US Dollars. The warrants are classified equity settled derivative financial liabilities and accounted for in the same way as those detailed above. The financial liability is valued using the Black-Scholes option pricing model. The exercise price of the warrants and options is $61.03 and $95.17 respectively.

The following table details the outstanding warrants as at 30 June 2022, 31 December 2021 and also the movement in the period:

	At 1 January 2021	Lapsed	Exercised	At 31 December 2021	Lapsed	Exercised	At 30 June 2022
May 2020 grant	7,045,456	–	(306,815)	6,738,641	–	–	6,738,641
October 2019 grant	3,150,000	–	–	3,150,000	–	–	3,150,000
DARA Warrants	4,624	(544)	–	4,080	–	–	4,080
DARA Options	2,835	–	–	2,835	(13)	–	2,822

Fair value hierarchy

The Group uses the following hierarchy for determining and disclosing the fair value of financial instruments by valuation technique:

Level 1: quoted (unadjusted) prices in active markets for identical assets and liabilities;

Level 2: other techniques for which all inputs which have a significant effect on the recorded fair value are observable, either directly or indirectly; and

Level 3: techniques which use inputs that have a significant effect on the recorded fair value that are not based on observable market data.

The fair value of the Group’s derivative financial liability is measured at fair value on a recurring basis. The following table gives information about how the fair value of this financial liability is determined.

Financial liabilities	Fair value as at 30 June 2022	Fair value as at 31 December 2021	Fair value hierarchy	Valuation technique(s) and key input(s)	Significant unobservable input(s)	Relationship of unobservable inputs to fair value
Equity settled financial derivative liability – May 2020 Warrants	£146,000	£467,000	Level 3	Monte Carlo simulation model	Volatility rate of 105% determined using historical volatility of comparable companies.	The higher the volatility the higher the fair value.
					Expected life between a range of 0.1 and 3.39 years determined using the remaining life of the share options.	The shorter the expected life the lower the fair value.
					Risk-free rate between a range of 1.68% determined using the expected life assumptions.	The higher the risk-free rate the higher the fair value.
Equity settled financial derivative liability – October 2019 Warrants	£9,000	£86,000	Level 3	Monte Carlo simulation model	Volatility rate of 108.5% determined using historical volatility of comparable companies.	The higher the volatility the higher the fair value.
					Expected life between a range of 0.1 and 3.00 years determined using the remaining life of the share options.	The shorter the expected life the lower the fair value.
					Risk-free rate between a range of 1.68% determined using the expected life assumptions.	The higher the risk-free rate the higher the fair value.
Equity settled financial derivative liability – DARA Bioscience warrants and options	–	–	Level 3	Black-Scholes option pricing model	Volatility rate of 108.5%% determined using historical volatility of comparable companies.	The higher the volatility the higher the fair value.
					Expected life between a range of 0.1 and 0.4 years determined using the remaining life of the share options	The shorter the expected life the lower the fair value.
					Risk-free rate between a range of 1.68% determined using the expected life assumptions.	The higher the risk-free rate the higher the fair value.
Total	£155,000	£553,000

Changing the unobservable risk free rate input to the valuation model by 10% higher while all other variables were held constant, would not impact the carrying amount of shares (2021: nil).

There were no transfers between Level 1 and 2 in the period.

The financial liability measured at fair value on Level 3 fair value measurement represents consideration relating to warrants issued in May 2020 and October 2019 as part of Registered Direct offerings and also a business combination.

8.	Share capital

Authorised, allotted and fully paid – classified as equity	As at 30 June 2022 unaudited Number	As at 30 June 2022 unaudited £	As at 31 December 2021 Number	As at 31 December 2021 £
Ordinary shares of £0.001 each	98,493,413	98,493	98,468,387	98,468
Deferred shares of £1 each	1,000,001	1,000,001	1,000,001	1,000,001
Total		1,098,494		1,098,469

Ordinary and deferred shares were recorded as equity.

2022		Ordinary Shares Number	Deferred Shares Number	Share Price £	Total consideration £’000
At 1 January 2022		98,468,387	1,000,001		106,517
22 March 2022	Exercise of warrants	26	–	10.000	–
3 May 2022	Share issue to SIPP trustee*	25,000	–	0.001	–
At 30 June 2022 (unaudited)		98,493,413	1,000,001		106,517

2021
At 1 January 2021		63,073,852	1,000,001		96,426
19 February 2021	Exercise of warrants	306,815	–	0.298	91
6 July 2021	Placing	35,087,720	–	0.285	10,000
At 31 December 2021		98,468,387	1,000,001		106,517

*	Share issued to Midatech Pharma Plc employee benefit trust

9.	Related party transaction

The Directors consider there to be no related party transactions during the periods reported other than Directors Remuneration.

10.	Contingent liabilities

The Group had no contingent liabilities as at 30 June 2022 (30 June 2021: Nil).